Exhibit 99.1

SAIHEAT LIMITED REPORTS UNAUDITED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2025

SINGAPORE, October 30, 2025 (GLOBE NEWSWIRE) -- SAIHEAT Limited (“SAIHEAT”, “we” or the “Company”) (NASDAQ: SAIH, SAITW), today reported unaudited financial results for the six months ended June 30, 2025.

Financial Highlights for the Six Months Ended June 30, 2025

●	Total revenue for the six months ended June 30, 2025, was US$ 3.83 million, representing an increase of 20% from $3.20 million for the six months ended June 30, 2024.

●	Gross loss for the six months ended June 30, 2025, was US$1.01 million compared to a gross loss of US$0.12 million for the six months ended June 30, 2024.

●	Net loss for the six months ended June 30, 2025, was US$2.89 million compared to a net loss of US$1.94 million for the six months ended June 30, 2024.

Mr. Jianwei Lee, Chief Executive Officer of the Company, stated that, “Despite the reduction in block rewards from the April 2024 “halving event”, our total revenue has increased 20% compared to the six months ended June 30, 2024, due primarily to the significant increase in sales of products from liquid-cooled computing centers.”

Recent Developments

On-site Project Development Update in the U.S.

●	Our Marietta site operation has entered its third year of operation. The site is designed and built to demonstrate SAIHEAT equipment and liquid cooling technologies for BTC mining, which include immersion cooling and cold plate hydro cooling systems and products. Our Marietta site has operated steadily and successfully for the past two years, which provided strong confidence in SAIHEAT products' capabilities and qualities.

●	The first batch of integrated liquid-cooled racks has been operational at a Canadian client's facility, driving energy conservation and carbon reduction. SAIHEAT will collaborate with the Canadian client to develop the local liquid cooling and waste heat utilization market.

●	We designed, manufactured, and delivered a 40MW of cutting-edge liquid-cooled container system to a key client’s high-performance mining rigs and its new data center. The project was rapidly deployed on-site, achieved smooth operation after power-up, and significantly expanded the client's electrical capacity and liquid cooling infrastructure.

●	Our small rack system RACKCAB was powered on at our customer site in October 2025. It will be used to demonstrate Rack size level BTC mining and heat recycling for commercial size heating, such as building heating and swimming pool heating.

●	Patent applications, including "Integrated Server Rack with Waste Heat Recovery and Control Method", are progressing smoothly, effectively protecting the Company's R&D investments in liquid cooling and waste heat utilization.

Presence at In-Person Event

●	We actively engaged with BTC mining industry to explore business opportunities for our B-series products at Miami mining disrupt and Las Vegas BTC conference. Meanwhile, our SAIHEAT container based A-series products, which were designed for AI industry, attracted strong interest from industrial partners at NVIDIA GTC and CES conferences.

Community and Partnership Engagement

●	In July 2025, we and our Canadian partner successfully brought Canada’s first liquid cooling mining site up running, which was based on SAIHEAT hydro cooling product RACKBOX. The site has been performing well since it was power on.

●	We have invested in integrated natural gas power generation system development. Through partnerships with energy extraction companies, we will deploy mobile "gas power + mining equipment" container units that can rotate across tens of thousands of drilling platforms. With a substantial fleet, the integrated natural gas power generation cost remains below US$0.03 per kWh. A smart micro grid system will be established locally to integrate natural gas power generation, mining equipment electricity, production power, and external grid. The 60-80°C hot water generated by liquid-cooled mining containers proves ideal for preheating processes such as natural gas dehydration, oil-gas separation, and drying, as well as heating mining buildings. This system delivers significant carbon emission reductions, with future plans to explore carbon trading markets for additional revenue.

HEATNUC Business Line Update

●	The International Atomic Energy Agency (“IAEA”) has officially approved our Company as a vendor of small modular reactors (“SMRs”), endorsing the conceptual design and reactor description we submitted in May 2025. This approval marks a significant advancement in our SMRs business line and is based on an innovative reactor plant design rooted in decades of proven experience with transportable nuclear power solutions. The approved SMRs concept leverages established technologies and globally recognized materials to meet modern safety standards, regulatory requirements, and efficiency expectations.

Financial Results for the Six Months Ended June 30, 2025

Revenue

Sales of Products. Sales of products represents the sales of high-performance digital asset mining machines and liquid-cooled computing centers to end customers. The revenue from sales of products was US$2.93 million for the six months ended June 30, 2025, representing an increase by US$1.59 million, or 119%, from US$1.34 million for the six months ended June 30, 2024. This increase was primarily driven by strong market acceptance of our liquid-cooled computing centers.

Hosting Service. Hosting services includes all services related to hosting and daily maintenance of mining machines for customers. Hosting service revenue was nil for the six months ended June 30, 2025, compared to US$0.05 million for the same period in 2024. The decrease was directly attributable to our key hosting client winding down its operations in response to the reduction of bitcoin mining rewards after halving.

Mining Pool. Mining pool income includes revenue from the Company’s self-owned sai.plus mining pool, representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly the hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Our mining pool revenue was nil and US$0.07 million for the six months ended June 30, 2025, and June 30, 2024, respectively.

Mining Revenue. Mining revenue represents mining rewards generated from the Company’s self-owned mining machines. The mining revenue is mainly derived from our operations in Mexico beginning in 2022 and self-constructed in Marietta in 2023. Our mining revenue was US$0.90 million and US$1.74 million for the six months ended June 30, 2025, and June 30, 2024, respectively. The decrease was primarily due to the reduction in Bitcoin block rewards following the April 2024 halving event, as our hash rate remained relatively flat during the period.

Cost of Revenue

Cost of revenue primarily included the cost for the purchase of liquid-cooled computing centers, and costs incurred for our self-mining activities.

The cost of revenue increased by US$1.52 million, or 46%, from US$3.32 million for the six months ended June 30, 2024 to US$4.84 million for the six months ended June 30, 2025. The increase was mainly due to a US$1.51 million increase in cost for the purchase of liquid-cooled computing centers, and a US$0.11 million increase in cost of self-mining operation, partially offset by a US$0.04 million decrease in hosting service and a US$0.07 million decrease in mining pool in the first half 2025.

Gross Loss and Gross Loss Margin

Our gross loss increased by US$0.89 million, from US$0.12 million for the six months ended June 30, 2024 to US$1.01 million for the six months ended June 30, 2025. Gross loss as a percentage of our revenue (“gross loss margin”) was 4% and 26% for the six months ended June 30, 2024 and 2025, respectively. The increase of gross loss margin was mainly due to a reduction in block rewards following the halving event in April 2024 and an increase in network difficulty.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consisted of staff costs and depreciation expenses to participate in marketing activities. Selling and marketing expenses increased by US$0.06 million, or 48%, from $0.12 million for the six months ended June 30, 2024 to US$0.18 million for the six months ended June 30, 2025. The increase was mainly due to a US$0.07 million in publicity and event expenses, partially offset by a US$0.01 million decrease in office related expenses.

General and Administrative Expenses

Our general and administrative expenses mainly consisted of salaries and bonuses, office related expenses, and professional service fees. General and administrative expenses decreased by US$0.32 million, or 14%, from US$2.26 million for the six months ended June 30, 2024 to US$1.95 million for the six months ended June 30, 2025. The decrease was mainly attributable to a decrease of US$0.45 million in incentive plan amortization, a decrease of US$0.12 million in depreciation, and a decrease of US$0.07 million in rental, and partially offset by an increase of US$0.32 million in office expense.

Research and Development Expenses

Our research and development expenses mainly consisted of salaries, bonuses, and research related expenses. Research and development expenses decreased by US$0.11 million, or 33%, from US$0.34 million for the six months ended June 30, 2024 to US$0.23 million for the six months ended June 30, 2025. The decrease was mainly attributable to the amortization of research and development employees’ incentive plan.

Other Income, net

Other income was US$0.48 million for the six months ended June 30, 2025, which mainly comprises US$0.62 million gain on changes in fair value of cryptocurrencies, US$0.10 million loss on interest expense, and US$0.02 million loss on exchange.

Net loss

As a result of the foregoing, we had a net loss of US$1.94 million for the six months ended June 30, 2024, and a net loss of US$2.89 million for the six months ended June 30, 2025.

Liquidity

As of June 30, 2025, cash and cash equivalents, restricted cash were US$1.09 million.

About SAIHEAT

SAIHEAT (NASQAQ: SAIH) is a global distributed computing power operator. By leveraging a modular computing power system, we help energy owners address the issues of local energy consumption and efficient resource utilization. The company provides BTC cloud mining services by joint computing power, as well as energy digitization and monetarization solutions for energy asset owners. These technologies contribute to reducing the carbon footprint and provides innovative solutions for energy enterprises. For more information on SAIHEAT, please visit https://www.saiheat.com

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Media Contact

pr@saiheat.com

Investor Relations Contact

ir@saiheat.com

SAIHEAT Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for number of shares and per share data)

	As of December 31, 2024	As of June 30, 2025
	(US$)	(US$)
	(Audited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	1,038	1,046
Restricted cash	41	42
Accounts receivable	237	166
Inventories	772	874
Crypto Assets	6,905	5,643
Stablecoin assets	20	—
Deposits, prepayments and other current assets, net	1,882	1,315
Total current assets	10,895	9,086

Non-current assets:
Property and equipment, net	3,974	3,185
Operating lease right-of-use assets	585	622
Long term Assets	3,080	3,981
Contract Assets	—	294
Total non-current assets:	7,639	8,082
Total assets	18,534	17,168

Liabilities and equity
Current liabilities:
Accounts payable	438	1,670
Operating lease liabilities-current	82	122
Advance from customers	870	—
Accrued and other liabilities	122	159
Short term Borrowings	2,115	3,002
Other payable and accrued liabilities	55	42
Total current liabilities	3,682	4,995
Operating lease liabilities-non-current	486	509
Total non-current liability	486	509
Total Liabilities	4,168	5,504

Shareholders’ equity:
*Class A Common Shares, $0.0015 par value; 22,024,624 shares authorized, 1,267,348 and 1,000,287 shares issued and outstanding in June 30, 2025 and June 30, 2024.	1	1
*Class B Common Shares $0.0015 par value; 642,043 shares authorized and outstanding in June 30, 2025 and June 30, 2024;	1	1
Additional paid-in capital	52,137	52,314
Accumulated deficit	(37,231)	(40,118)
Accumulated other comprehensive loss	(542)	(534)
Total shareholders’ equity	14,366	11,664
Total Liabilities and shareholders’ equity	18,534	17,168

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.

SAIHEAT Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE (LOSS)/INCOME

(In thousands, except for number of shares and per share data)

	For the Six Months Ended June 30,
	2024	2025
	(US$)	(US$)
	(Unaudited)	(Unaudited)
Revenue	3,204	3,833
Cost of revenue	3,319	4,838
Gross Loss	(115)	(1,005)

Sales and marketing expenses	123	183
General and administrative expenses	2,265	1,947
Research and development expenses	344	229
Total operating expenses	2,732	2,359

Loss from operations	(2,847)	(3,364)
Other income, net	910	477
Loss before income tax	(1,937)	(2,887)
Income tax expenses	—	—
Net loss	(1,937)	(2,887)

Other comprehensive loss
Foreign currency translation (loss)/gain	(10)	8
Total comprehensive loss	(1,947)	(2,879)

Loss per ordinary share*
Basic and diluted	(1.1873)	(1.5681)

Weighted average number of ordinary shares outstanding*:
Basic & Diluted	1,631,472	1,841,110

*	The shares and per share data are presented on a retroactive basis to reflect the reverse stock split.